SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                               SECURED INCOME L.P.
                            (Name of Subject Company)

   MPF-NY 2005, LLC; MORAGA GOLD, LLC; MP INCOME FUND 16, LLC; MPF INCOME FUND 22, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MP INCOME FUND 12, LLC; MPF ACQUISITION CO. 3, LLC; MPF DEWAAY FUND 4, LLC; MPF FLAGSHIP FUND 11, LLC; MPF
BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL
  FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE SPECIFIED INCOME FUND; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., LP; REAL ESTATE
          SECURITIES FUND 83, LP; AND MACKENZIE PATTERSON FULLER, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    813901105
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

             Transaction                                     Amount of
             Valuation*                                      Filing Fee

Initial:     $2,890,000.00                                   $309.23
Additional:     340,000.00                                     36.38
             -------------                                   -------
New total:   $3,230,000.00                                   $345.61

 * For purposes of calculating the filing fee only. Assumes the purchase of 85,000 Units at a purchase price equal to $38 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $309.23
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, Inc.
         Date Filed: November 30, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of November 30, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2005, LLC; Moraga Gold, LLC; MP Income Fund 16, LLC; MPF Income Fund 22, LLC; MacKenzie Patterson Special Fund 7, LLC; MP Income Fund 12, LLC; MPF Acquisition Co. 3, LLC; MPF DeWaay Fund 4, LLC; MPF Flagship Fund 11, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MacKenzie Specified Income Fund; Accelerated High Yield Institutional Fund, LTD., LP; Real Estate Securities Fund 83, LP (collectively the "Purchasers") to purchase up to 85,000 Units of limited partnership interest (the "Units") in Secured Income L.P. (the "Partnership"), the subject company, at a purchase price now equal to $38 per Unit, less the amount of any distributions declared or made with respect to the Units between November 30, 2005 (the "Offer Date") and January 20, 2006 (as now extended) or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 30, 2005 (the "Offer to Purchase") and the related Letter of Transmittal.

The Purchasers have extended the Expiration Date to January 20, 2006 and increased the Offer Price to $38 per Unit, less the amount of any distributions declared or made with respect to the Units between the Offer Date and the Expiration Date. As of the date hereof, a total of 900 Units have been tendered by unitholders and not withdrawn. No other Units have been tendered to date. In our experience it can take anywhere from 14 to 30 days after the Expiration Date for the General Partner to confirm ownership and transfer the Units.

Item 12. Exhibits.
         --------

(a)(1) Offer to Purchase dated November 30, 2005*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Unit holders dated November 30, 2005*

(a)(4) Form of Letter to Unit holders dated December 21, 2005

(a)(5) Form of Press Release

(b)- (h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on November 30, 2005

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 21, 2005

MPF-NY 2005, LLC; Moraga Gold, LLC; MP Income Fund 16, LLC; MPF Income Fund 22, LLC; MacKenzie Patterson Special Fund 7, LLC; MP Income Fund 12, LLC; MPF Acquisition Co. 3, LLC; MPF DeWaay Fund 4, LLC; MPF Flagship Fund 11, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MacKenzie Specified Income Fund; Accelerated High Yield Institutional Fund, LTD., LP; Real Estate Securities Fund 83, LP

By:      /s/ Chip Patterson
         ----------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         ----------------------------------
         Chip Patterson, Senior Vice President

                                  EXHIBIT INDEX


Exhibit  Description

(a)(1) Offer to Purchase dated November 30, 2005*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Unit holders dated November 30, 2005*

(a)(4) Form of Letter to Unit holders dated December 21, 2005

(a)(5) Form of Press Release

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on November 30, 2005